CONE MIDSTREAM PARTNERS LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

December 27, 2016

VIA EDGAR

Mr. Charles Guidry

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-215138)

Dear Mr. Guidry:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, CONE Midstream Partners LP (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-215138) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 29, 2016, or as soon as practicable thereafter.

Very truly yours,

CONE MIDSTREAM PARTNERS LP
By: CONE Midstream GP LLC, its general partner

By:	/s/ David M. Khani
David M. Khani
Chief Financial Officer